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                                                                 EXHIBIT 23 (ii)


To the Board of Directors
General Electric Capital Services, Inc.:


We consent to incorporation by reference in the Registration Statement (No. 33-7348) on Form S-3 of General Electric Capital Services, Inc., of our report dated February 12, 1999, relating to the statement of financial position of General Electric Capital Services, Inc. and consolidated affiliates as of December 31, 1998 and 1997, and the related statements of earnings, changes in share owners' equity and cash flows for each of the years in the three-year period ended December 31, 1998, and related schedules, which report appears in the December 31, 1998 annual report on Form 10-K of General Electric Capital Services, Inc.



/s/ KPMG LLP

Stamford, Connecticut
March 25, 1999